Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

U.S. CONCRETE, INC.,

BEALL CONCRETE ENTERPRISES, LTD.,

GO-CRETE,

SOUTH LOOP DEVELOPMENT CORPORATION

AND

JOHN D. YOWELL, JR.

Dated as of December 5, 2005

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1
1.01	Definitions.	1
ARTICLE II CONSIDERATION		3
2.01	Consideration.	3
2.02	Payment of Consideration.	3
2.03	Allocation of the Purchase Price.	3
2.04	Post-Closing Adjustment to Purchase Price.	4
2.05	Holback for Payment of Debt.	5
2.06	Retention of Earnest Money Deposit.	5
ARTICLE III ASSETS		5
3.01	Acquisition of the Assets.	5
3.02	Excluded Assets.	7
3.03	Assumed Liabilities; Excluded Liabilities.	8
3.04	Deliveries by Sellers and Stockholder.	8
3.05	Prorations and Charges.	9
ARTICLE IV CLOSING		9
4.01	Closing.	9
ARTICLE V REPRESENTATIONS AND WARRANTIES OF SELLERS AND STOCKHOLDER		10
5.01	Due Organization and Qualification.	10
5.02	Authorization; Non-Contravention; Approvals.	10
5.03	Capitalization and Ownership.	11
5.04	Subsidiaries. Intentionally Omitted.	11
5.05	Financial Statements.	11
5.06	Interest Bearing Debt.	12
5.07	Real Property	12
5.08	Personal Property.	13
5.09	Material Customers and Contracts.	14
5.10	Permits.	15
5.11	Environmental Matters.	15
5.12	Labor and Employee Relations; Employment Matters.	16
5.13	Insurance. Intentionally Omitted.	16
5.14	Compensation; Employment Agreements.	17
5.15	Noncompetition, Confidentiality and Nonsolicitation Agreements; Employee Policies.	17
5.16	Employee Benefit Plans.	17
5.17	Litigation and Compliance with Law.	19
5.18	Taxes.	20
5.19	Absence of Changes.	20
5.20	Accounts Receivable.	20
5.21	Absence of Certain Business Practices.	20
5.22	Competing Lines of Business; Related-Party Transactions.	20
5.23	Intangible Property.	20
5.24	Capital Expenditures.	20

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5.25	Not Used.	20
5.26	Inventories.	21
5.27	Product Warranties.	21
5.28	No Implied Representations.	21
5.29	Disclosure.	21
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF U.S. CONCRETE AND BUYER		21
6.01	Organization.	21
6.02	Authorization; Non-Contravention; Approvals.	22
ARTICLE VII CERTAIN COVENANTS		22
7.01	Access to Land and Records.	22
7.02	Future Cooperation.	23
7.03	Expenses.	23
7.04	Consulting Agreement.	23
7.05	Release from Encumbrances.	23
7.06	Change of Sellers Names.	24
7.07	Certain Supplies.	24
7.08	Continuing Employees.	24
7.09	Purchase of Hunting Personal Property.	24
7.10	Removal of Personal Property.	24
7.11	Post-Closing Consents.	24
7.12	Insurance.	24
7.13	Transition.	25
ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER		25
8.01	Representations and Warranties.	25
8.02	Covenants.	25
8.03	No Adverse Proceeding.	25
8.04	Consents.	25
8.05	Survey.	25
8.06	Title Policy.	26
8.07	Transferability of Permits.	26
8.08	Environmental Review.	26
8.09	Due Diligence Review.	26
8.10	Board Approval.	26
ARTICLE IX INDEMNIFICATION		27
9.01	Non-Assumption of Liabilities.	27
9.02	Survival of Representations and Warranties.	27
9.03	Indemnification by Stockholder and Sellers.	28
9.04	Indemnification by U.S. Concrete.	28
9.05	Third Person Claims.	29
9.06	Non-Third Person Claims.	29
9.07	Indemnification Threshold.	29
9.08	Indemnification Limitation.	30
9.09	Indemnification for Negligence of Indemnified Party.	30
ARTICLE X NONCOMPETITION COVENANTS		30
10.01	Prohibited Activities.	30

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10.02	Equitable Relief.	31
10.03	Reasonable Restraint.	31
10.04	Severability; Reformation.	31
10.05	Material and Independent Covenant.	31
ARTICLE XI NONDISCLOSURE OF CONFIDENTIAL INFORMATION		32
11.01	General.	32
11.02	Equitable Relief.	32
ARTICLE XII MISCELLANEOUS		32
12.01	Successors and Assigns; Rights of Parties.	32
12.02	Entire Agreement.	32
12.03	Counterparts.	33
12.04	Brokers and Agents.	33
12.05	Notices.	33
12.06	Exercise of Rights and Remedies; Remedies Cumulative.	34
12.07	Reformation and Severability.	34
12.08	Section Headings; Gender.	34
12.09	Interpretation.	34
12.10	Governing Law.	35
12.11	Dispute Resolution.	35

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ASSET PURCHASE AGREEMENT

          THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of December 5, 2005 by and among U.S. CONCRETE, INC., a Delaware corporation (“U.S. Concrete”), BEALL CONCRETE ENTERPRISES, LTD., a Texas limited partnership (“Buyer”), GO-CRETE, a Texas corporation (“Go-Crete”); SOUTH LOOP DEVELOPMENT CORPORATION, a Texas corporation (“South Loop”) (Go-Crete and South Loop being referred to herein individually, as a “Seller” and collectively, as the “Sellers”); and JOHN D. YOWELL, JR. (“Stockholder”), the sole Stockholder of each Seller.

          WHEREAS, Buyer desires to purchase and acquire substantially all of the assets, properties and contractual rights of each of the Sellers, and each of the Sellers desire to sell such assets, properties and contractual rights to Buyer, all in accordance with the terms and conditions set forth in this Agreement; and

          WHEREAS, Stockholder holds all of the outstanding capital stock of the Sellers and Buyer is unwilling to enter into this Agreement without the covenants and promises of Stockholder herein set forth;

          NOW, THEREFORE, in consideration of the premises and of the mutual agreements, representations, warranties, provisions and covenants contained herein, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

          1.01     Definitions.  Capitalized terms used in this Agreement and not otherwise defined herein shall have the following meanings:

          “Affiliate” of, or “Affiliated” with, a specified Person or entity means a Person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the specified Person or entity.

          “Competitive Business” means any business that competes with either of the Sellers, U.S. Concrete or Buyer, including, without limitation, any business that involves the production and sale of ready-mixed concrete (including truck-mixed concrete) and other cement mixtures; pre-cast concrete products; concrete block; slag products; retail sales of concrete products, equipment, tools, accessories and other concrete-related building materials and products; sand and other aggregate production, storage and sale; transportation of cement, aggregates and other materials; and any logical extension of or business activity reasonably related to any of the foregoing.

          “Encumbrances” means all liens, encumbrances, mortgages, pledges, security interests, conditional sales agreements, charges, options, preemptive rights, rights of first refusal, reservations, restrictions or other encumbrances or defects in title.

          “Environmental Laws” means any and all Laws or agreements with any Governmental Authority relating to (a) the protection, preservation or restoration of the environment (including, without limitation, ambient air, surface water (including water management and runoff), groundwater, drinking water supply, surface land, subsurface strata, plant and animal life or any other natural resource) or human health or safety, (b) emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes (including, without limitation, Hazardous Substances) or noxious noise or odor into the environment or (c) the exposure to, or the use, storage, recycling, treatment, manufacture, generation, transport, processing, handling, labeling, production, removal or disposal of any pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes (including, without limitation, Hazardous Substances), in each case as amended from time to time and as now or hereafter in effect.  The term “Environmental Laws” includes, without limitation, (i) the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, the Safe Drinking Water Act, the Atomic Energy Act and the Hazardous Materials Transportation Act and any other comparable or similar applicable state law, in each case as amended from time to time, and any other Laws now or hereafter relating to any of the foregoing, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of or exposure to any Hazardous Substance.

          “Governmental Authority” means any federal, state, local or foreign government, political subdivision or governmental or regulatory authority, agency, board, bureau, commission, instrumentality or court or quasi-governmental authority.

          “Hazardous Substances” means any and all substances listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law.  The term “Hazardous Substances” includes, without limitation, any substance to which exposure is regulated by any Governmental Authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

          “Intangible Property “ means all patents, patent applications, trademarks, service marks, technology, licenses, trade names, copyrights and other intellectual property or proprietary rights owned or used by either of the Sellers in connection with their businesses.

          “Interest-Bearing Debt” means the total amount of outstanding indebtedness of each of the Sellers for borrowed money on the Closing Date related to or secured by the Assets (including, without limitation, bank debt, equipment debt, capital lease obligations, bank overdrafts, and any other indebtedness for borrowed money, together with any prepayment penalties thereon).

          “Laws” means any and all federal, state, local or foreign statutes, laws, ordinances, proclamations, codes, regulations, licenses, permits, authorizations, rulings, approvals, consents, legal doctrines, published requirements, orders, decrees, judgments, injunctions and rules of any Governmental Authority, including, without limitation, those covering environmental, Tax, energy, safety, health, transportation, bribery, recordkeeping, zoning, discrimination, antitrust and wage and hour matters, in each case as amended and in effect from time to time.

          “Losses” means any and all liabilities, losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, fees, costs and expenses (including specifically, but without limitation, reasonable attorneys’ fees and costs and expenses of investigation).

          “Person” means an individual, partnership, company or corporation (including a business trust), joint stock company, estate, trust, limited liability company, unincorporated association, joint venture or other entity or a governmental authority.

ARTICLE II
CONSIDERATION

          2.01     Consideration.  In consideration of the sale to Buyer of the Assets in accordance with this Agreement, Buyer shall pay to the Sellers an aggregate of $27,312,000 in immediately available funds, less the Interest Bearing Debt including capitalized lease obligations of the Sellers set forth on Schedule 2.01 in the approximate amount of $11,000,000, which will be paid in full in connection with the Closing from cash proceeds otherwise payable to the Sellers (the “Consideration”).

          2.02     Payment of Consideration.  The Consideration shall be payable as follows:

(a) $250,000 in earnest money previously deposited by Buyer in escrow with Seller’s counsel, Scott Damuth (the “Earnest Money Deposit”); and

           (b)          the balance of the Consideration to the Sellers in cash (by wire transfer of immediately available funds in accordance with the wiring instructions for each Seller to be supplied by Stockholder no later than two business days prior to the Closing Date).

          2.03     Allocation of the Purchase Price.  The Consideration shall be allocated in accordance with the requirements of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”). Such allocation shall be completed and delivered to Stockholder, together with a draft Form 8594 (applicable to the Assets), no later than 90 days after Closing for Stockholder’s review and approval, which approval shall not be unreasonably withheld. In the event that Stockholder fails to notify U.S. Concrete and Buyer within 30 days of receipt of such allocation, in writing and with specificity as to assets and amounts, that it does not approve of the allocation made by U.S. Concrete and Buyer, Stockholder shall be deemed conclusively to have approved such allocation and such Form 8594, and Stockholder and Buyer shall thereafter be bound to make all tax filings, including any state and local tax returns, on a basis consistent with such purchase price allocation. In the event that Stockholder has not approved and has not been deemed to have approved the aforementioned allocation in accordance with this Section 2.03, and U.S. Concrete and Stockholder have not otherwise reached agreement with respect to such matter, U.S. Concrete shall refer the matter to the accounting firm of Ernst and Young for resolution, and the determination of such accounting firm with respect to allocation of the purchase price shall be final and binding on the parties. Each party shall pay one-half of the fees and expenses of such accounting firm.  Each of Stockholder, the Sellers, U.S. Concrete and Buyer agree not to take a position on any income tax return,  before any governmental agency charged with the collection of any income tax, or in any judicial proceeding, that is inconsistent with the purchase price allocation made in accordance with this Section 2.03.

          2.04     Post-Closing Adjustment to Purchase Price.

           (a)          The parties agree that the Consideration was determined as if the “working capital” (defined below) of Sellers was going to be $1.00 as of 12:01 a.m. on December 5, 2005.  Accordingly, the parties agree that the Consideration set forth in Section 2.01 shall be adjusted on the Adjustment Date (as defined below) to reflect the actual “working capital” of Sellers on the Closing Date, as shown on the balance sheet to be prepared in accordance with Section 2.04 (c) hereof.  If the total “working capital” of Sellers is greater than $1.00 as of 12:01 a.m. on December 5, 2005, then the Consideration paid pursuant to Section 2.01 shall be increased dollar for dollar for each dollar the “working capital” exceeds $1.00 as of 12:01 a.m. on December 5, 2005.  If the “working capital” of Sellers is less than $1.00 at 12:01 a.m. on December 5, 2005, then the Consideration  paid pursuant to Section 2.01 shall be decreased dollar for dollar for each dollar the “working capital” falls below $1.00 as of 12:01 a.m. on December 5, 2005.

           (b)          For purposes of this Agreement, “working capital” shall mean the “current assets” of Sellers on the Closing Date minus all “current liabilities” of Sellers on the Closing Date. For purposes of this Section, (A) the term “current assets” shall mean accounts receivable actually collected and deposits and other receivables, inventory, and prepaid expenses and  (B) the term “current liabilities” shall mean all trade accounts payable. In computing the adjustment amount provided for in this Section, the party owing payment to the other pursuant to this Section shall make such payment within 30 days after the Adjustment Date; provided, however, that Buyer shall withhold until the Adjustment Date from the Consideration otherwise payable to Sellers at Closing an amount equal to 50% of the aggregate balance of the Sellers’ accounts receivable  which are 90 days old or older on the Closing Date.

           (c)          On the date which is 120 days after the Closing Date (the “Adjustment Date”) the parties shall adjust the Consideration  in accordance with Section 2.4(a) above based on a balance sheet “working capital” of Sellers at 12:01 a.m. on December 5, 2005, prepared by Buyer and delivered to Stockholder at least seven days prior to the Adjustment Date.  Any dispute between the parties as to this Section 2.04 shall be resolved as set forth below.

           (d)          Any accounts receivable which are written off in whole or in part in connection with preparing the balance sheet described in subsection (c) above that are subsequently collected by Buyer after the Adjustment Date will be paid to the applicable Seller as soon as possible, but at least on a quarterly basis.  However, Buyer shall not be responsible to either Seller for any accounts receivable which are not collected.

           (e)          In the event of a dispute between the parties as to the “working capital”, the parties will have 30 days to resolve the dispute among themselves.  If the parties have not resolved such dispute within such 30-day period, then the parties shall select an arbitrator who shall decide the dispute within 30 days after being selected.  If the parties cannot agree on an arbitrator, then Buyer and Stockholder shall each select an arbitrator and the two arbitrators so selected shall select a third arbitrator.  The parties hereto each agree to be bound by the decision of the arbitrator(s) as to accounting matters.  In the event that three arbitrators are chosen, a majority decision will be required.  Each arbitrator selected must be an independent certified public accountant.  All costs of the arbitration shall be split equally between Buyer on the one hand and Stockholder on the other hand.

          2.05     Holdback for Payment of Debt.  Buyer shall withhold the sum of $12,000,000 from the Consideration for (i) verification by lenders of the exact amount of the Interest Bearing Debt on December 5, 2005, together with per diem interest until paid; and (ii) evidence of payment of liens of record on the Land (the “Holdback Funds”).  Buyer shall obtain exact payoff figures from each lender and make payment of the Interest Bearing Debt from the Holdback Funds.  Sellers shall obtain evidence of the release of all liens related to the Chatfield property and the G&K judgment lien and deliver them to the Buyer.  Upon delivery of evidence satisfactory to the Title Company of such releases, Buyer shall deliver Holdback Funds in the amount of such liens to Sellers.  After payment of all Interest Bearing Debt and receipt of lien release evidence, Buyer shall deliver to Sellers any remaining Holdback Funds.  If the Interest Bearing Debt exceeds the Holdback Funds, Sellers shall remain responsible for such difference and shall reimburse Buyer within 10 days after demand therefor.

          2.06     Retention of Earnest Money Deposit.  Sellers shall be entitled to the entire Earnest Money Deposit in the event the Closing does not take place for any reason other than:

(a) default by Stockholder or either Seller under the terms of this Agreement;

(b) inability of Buyer to verify that the volumes or aggregate reserves related to the businesses of Sellers are as represented by Stockholder;

(c) discovery that a material portion of the Assets are not owned by Sellers, including, without limitation, any litigation contesting such title or ownership; and

(d) discovery that some or all of the Land contains Hazardous Substances or is otherwise in violation of Environmental Laws.

ARTICLE III
ASSETS

          3.01     Acquisition of the Assets.  Upon the terms and subject to the conditions of this Agreement, at the Closing, each of the Sellers agree to sell, convey, transfer, assign and deliver to Buyer, and Buyer agrees to purchase from each of the Sellers, all of the right, title and interest of each of the Sellers in and to the following assets, properties, businesses, franchises, goodwill and rights of each of the Sellers (collectively, the “Assets”), free and clear of all Encumbrances:

(a) all of each of the Sellers’ right, title, estate and interest in and to the following real estate and more fully described on Schedule 5.07 hereto:

(i) DeSoto (consisting of two parcels of approximately 5 acres and 4.511 acres, respectively);

(ii) Midlothian (consisting of approximately 17.5 acres);

(iii) Prosper (consisting of approximately 10.15 acres);

(iv) Mesquite (consisting of approximately 2.15 acres);

(v) Dallas (consisting of approximately 2.13 acres) leased by Go-Crete on a month to month oral basis; and

(vi) Chatfield (consisting of approximately 2098 acres) (collectively, the “Land”).

(b) all fixtures and other improvements located on the Land;

(c) all accounts receivable of each of the Sellers as of the close of business on the Closing Date;

(d) all inventory (including, without limitation, spare parts inventory) and works-in-progress of each of the Sellers;

(e) all customer lists, sales records, credit data and other information relating to customers of each of the Sellers;

           (f)          all right, title and interest of each of the Sellers in, to and under the contracts and agreements with customers and suppliers to which each of the Sellers are a party, except for any which are Excluded Liabilities (the “Operating Agreements”);

(g) all vehicles and other transportation equipment of each of the Sellers, including, without limitation, the vehicles and other transportation equipment set forth in Schedule 5.08;

           (h)          all of the furniture, fixtures, equipment, machinery, plants, tools, appliances, telephone systems, copy machines, signs, fax machines, implements, spare parts, supplies, leasehold improvements, construction in progress and all other tangible personal property of every kind and description owned by each of the Sellers or each of the Sellers leasehold interests therein (the “Equipment”), including, without limitation, the Equipment set forth in Schedule 5.08;

           (i)          all right, title and interest of each of the Sellers in, to and under all Permits (hereinafter defined) owned or possessed by each of the Sellers and relating to the businesses of each of the Sellers or all or any of the Assets, including, without limitation, the Permits set forth in Schedule 5.10;

           (j)          all right, title and interest of each of the Sellers in, to and under all Intangible Property of each of the Sellers, the goodwill associated therewith and the rights and privileges used in the conduct of the business of each of the Sellers and the right to recover for infringement thereon, including, without limitation, the Intangible Property set forth on Schedule 5.23;

           (k)          the names “Go-Crete” and “South Loop Development Corporation” and any derivations thereof, and any trade names or other assumed names under which either of the Sellers operate, and all phone numbers, fax numbers, email addresses and website addresses used in connection with the operation of the business of either of the Sellers.

(l) copies of each of the Sellers’ books, records, papers and instruments of whatever nature and wherever located that relate to the Assets;

           (m)          all right, title and interest of each of the Sellers in computer and communication equipment and hardware, including, without limitation, all radios, transmitters, GPS or other tracking instruments, central processing units, terminals, disk drives, tape drives, electronic memory units, printers, keyboards, screens, peripherals (and other input/output devices), modems and other communication controllers, networking equipment, and any and all parts and appurtenances thereto, together with all software and intellectual property used by each of the Sellers with such computer and communication equipment and hardware, to the extent such software and intellectual property is assignable;

(n) all right, title and interest of each of the Sellers in, to and under all rights, claims, causes of action, and options relating to or pertaining to their businesses or the foregoing Assets;

           (o)          all prepaid items, deposits and other similar assets of each of the Sellers which are associated with the Assets and their businesses, excluding that certain account of Go-Crete with the State of Texas or other entity relating to workers’ compensation matters (the “Deposit”);

           (p)          all other or additional privileges, rights, interest, properties and assets of each of the Sellers of every kind and description and wherever located that are used or intended for use in connection with, or that are necessary to the continued conduct of, their businesses presently being conducted, but not including the Excluded Assets; and

(q) all of the goodwill of each of the Sellers related to the Assets and their businesses.

          3.02     Excluded Assets. Notwithstanding Section 2.01 above, the parties hereto acknowledge and agree that neither  of the Sellers are selling, and Buyer is not purchasing pursuant to this Agreement or otherwise, the Deposit or any of the assets, properties and rights of the Sellers listed on Schedule 3.02 (collectively, the “Excluded Assets”).  Neither U.S. Concrete nor Buyer shall assume any obligation related to the Excluded Assets.

          3.03     Assumed Liabilities; Excluded Liabilities.

           (a)          As further consideration for the purchase of the Assets, Buyer shall assume and discharge only the liabilities, obligations or contingencies of the Sellers specifically listed in Schedule 3.03(a), consisting of the trade accounts payable of Sellers as of the close of business on the Closing Date (the “Assumed Liabilities”).

           (b)          Notwithstanding anything to the contrary contained herein, neither U.S. Concrete nor Buyer shall assume or be liable for: (i) any fees, expenses, finder’s fees, brokerage commissions or advisory fees, expenses or commissions arising in connection with the consummation of the transactions contemplated by this Agreement; (ii) any Loss with respect to, arising out of or from any claim, action, suit or proceeding against or relating in any way to either of the Sellers, Stockholder or the Assets, whether disclosed or not, or now or hereafter arising, including without limitation, any claim arising out of or relating to any violation by either of the Sellers or Stockholder of (1) any agreement, contract or undertaking by which either of the Sellers or Stockholder are bound, or (2) any Law that applies to either of the Sellers, including, without limitation, any Environmental Law; and (iii) all Taxes payable by either of the Sellers or Stockholder for all periods prior to and including the Closing Date (collectively, the “Excluded Liabilities”).

           (c)          Neither U.S. Concrete nor Buyer assumes or agrees to pay, perform or discharge, or otherwise shall be responsible for, any Excluded Liabilities or any debt, liability or obligation of either of the Sellers or any Affiliate of either of the Sellers other than the Assumed Liabilities (collectively, the “Retained Liabilities”), whether accrued, absolute, contingent, known or otherwise.  Each of the Sellers and Stockholder agree that each of the Sellers and Stockholder shall remain solely responsible for, and each of the Sellers and Stockholder hereby agree jointly and severally to indemnify, defend, protect and hold harmless U.S. Concrete, Buyer and their respective officers, directors, employees, stockholders, agents, representative and Affiliates at all time from and after the date of this Agreement from and against all Losses and obligations, whether accrued, absolute, contingent or otherwise, arising from or in respect of any Retained Liabilities.

          3.04     Deliveries by Sellers and Stockholder.  At the Closing, each of the Sellers shall execute and deliver to Buyer:

(a) special warranty deeds to the DeSoto, Midlothian, Prosper, Mesquite and Chatfield parcels of the Land to Buyer;

(b) an assignment by Sellers of their oral month-to-month leasehold rights to the Dallas parcel of the Land;

           (c)          one or more assignment and assumptions of the Operating Agreements, with consent if required and an acknowledgment that no defaults exist under the Operating Agreements (the “Assignment of Operating Agreements”);

           (d)          one or more assignment and assumptions of all leases for all leased vehicles and Equipment of either Seller reflected on Schedule 5.08, with the consent of the lessor if required and an acknowledgment that no defaults exist under the assignments (the “Assignment of Equipment Leases”);

(e) a general conveyance, assignment and bill of sale conveying all of the Assets (except as otherwise set forth above);

(f) consents, approvals or other forms of acknowledgement by all governmental entities required for the transfer of the Permits to Buyer;

(g) all motor vehicle Certificates of Title and registrations to the owned vehicles, if any, and all other certificates of title to any Asset covered by a certificate of title;

           (h)          certified copies of resolutions of the Stockholder and director(s) of the Sellers authorizing the execution of this Agreement, the sale of the Assets to Buyer, and the consummation of the transactions contemplated herein;

(i) an incumbency certificate of each of the Sellers;

(j) a good standing certificate of each of the Sellers;

(k) evidence of the payment in full of all Interest Bearing Debt;

           (l)          such other separate instruments of sale, assignment, or transfer reasonably required by Buyer necessary to vest in Buyer good and indefeasible title to the Assets, free and clear of all Encumbrances and to comply with the purposes and intent of this Agreement; and

           (m)          releases in form and substance satisfactory to U.S. Concrete executed by each of the Sellers and Stockholder releasing U.S. Concrete, Buyer and the Assets from any liability or obligation to either of the Sellers or Stockholder.

          3.05     Prorations and Charges.  The parties shall prorate and apportion on a calendar year basis, as of the close of business on the Closing Date, the real estate taxes and assessments, both general and special, relative to the Land, based upon the last available tax duplicate.

ARTICLE IV
CLOSING

          4.01     Closing.  The delivery of the Consideration and the other transactions contemplated by this Agreement (the “Closing”) shall take place through escrow on a date mutually agreeable to U.S. Concrete, the Sellers and Stockholder that is not later than December 5, 2005, which date is herein referred to as the “Closing Date”, subject to the completion, satisfaction or waiver of the conditions set forth in Article VIII below.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLERS AND STOCKHOLDER

          As an inducement to U.S. Concrete and Buyer to enter into and perform their obligations under this Agreement, and in consideration of the covenants of U.S. Concrete and Buyer contained herein, each of the Sellers and Stockholder, jointly and severally, represent and warrant to U.S. Concrete and Buyer as follows:

          5.01     Due Organization and Qualification. Each of the Sellers are duly organized, validly existing and in good standing under the Laws of the State of Texas and are duly authorized and qualified to do business under all applicable Laws and to carry on their businesses in the places and in the manner as now conducted.  Neither of the Sellers conduct their businesses in any state other than Texas.  Each of the Sellers has the requisite power and authority to own, lease and operate their assets and properties and to carry on their businesses as such businesses are currently being conducted.  Schedule 5.01 includes (a) certificates of existence and good standing for each of the Sellers issued by the appropriate Governmental Authorities of the State of Texas, (b) a list of all jurisdictions outside the State of Texas in which either of the Sellers are authorized or qualified to do business and (c) certificates of qualification or authority to do business (or similar certificates) for each of the Sellers issued by the appropriate Governmental Authorities of each of the jurisdictions in which each of the Sellers are authorized or qualified to do business.  Neither of the Sellers own, lease or operate their assets or properties, or carry on any business, in any jurisdiction which is not listed on Schedule 5.01.  True, complete and correct copies of the Articles of Incorporation and Bylaws, each as amended, of each of the Sellers are attached hereto as Schedule 5.01, and no breach of such Articles of Incorporation or Bylaws has occurred and is continuing.  True, complete and correct copies of all stock records and minute books of each of the Sellers have been made available to U.S. Concrete.

          5.02     Authorization; Non-Contravention; Approvals.

           (a)          Each of the Sellers has the full requisite corporate power and authority to execute, deliver and perform this Agreement and the ancillary documents and agreements described herein and to effect the transactions contemplated by this Agreement.  Stockholder has the full legal right, power and authority to execute, deliver and perform this Agreement.  The execution, delivery and performance of this Agreement and the transactions contemplated hereby have been approved by the board of directors of each of the Sellers and by Stockholder.  No additional corporate or other proceedings on the part of either of the Sellers or Stockholder are necessary to authorize the execution and delivery of this Agreement and the consummation by each of the Sellers and Stockholder of the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by each of the Sellers and Stockholder and, assuming the due authorization, execution and delivery hereof by U.S. Concrete and Buyer constitutes a valid and binding agreement of each of the Sellers and Stockholder, enforceable against each of them in accordance with its terms.

           (b)          The execution, delivery and performance of this Agreement by each of the Sellers and Stockholder does not, and the consummation by each of the Sellers and Stockholder of the transactions contemplated hereby will not, violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the creation of any Encumbrance upon any of the Assets under any of the terms, conditions or provisions of, (i) the Articles of Incorporation and Bylaws of either of the Sellers, (ii) any Law applicable to Stockholder or either of the Sellers or any of the Assets of Stockholder or either of the Sellers, or (iii) any agreement, note, bond, mortgage, indenture, deed of trust, license, franchise, Permit (hereinafter defined), concession, lease or other instrument, obligation or agreement of any kind to which Stockholder or either of the Sellers as it relates to the Assets are now a party or by which either of the Sellers or any of the Assets may be bound or affected.

           (c)          Except as set forth in Schedule 5.02, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority or third party is necessary for the execution and delivery of this Agreement by either of the Sellers and Stockholder or the consummation by either of the Sellers and Stockholder of the transactions contemplated hereby.  Except as set forth in Schedule 5.02, none of the contracts or agreements with Material Customers (hereinafter defined) or Operating Agreements or Permits requires notice to, or the consent or approval of, any Governmental Authority or other third party for the execution, delivery or performance of this Agreement by either of the Sellers and Stockholder or to any of the transactions contemplated hereby to remain in full force and effect following such transaction.

          5.03     Capitalization and Ownership.  All of the authorized capital stock of Go-Crete and South Loop are owned beneficially and of record by Stockholder and are free and clear of all Encumbrances and other restrictions whatever.

          5.04     Subsidiaries.  Intentionally Omitted.

          5.05     Financial Statements.

           (a)          The Sellers have delivered to U.S. Concrete and Buyer true, complete and correct copies of the following financial statements:  (i) Go-Crete’s audited balance sheet as of May 31, 2004 and May 31, 2005, and a statement of income, cash flow and retained earnings for the years then ended (the “Year-End Financial Statements”), and (ii) Go-Crete’s balance sheet as of September 30, 2005 (the “Balance Sheet Date”), and a statement of income, cash flow and retained earnings for the quarter then ended ((i) and (ii) being collectively, the “Financial Statements”).  The Financial Statements (including any footnotes thereto) have been prepared on a consistent basis throughout the periods indicated.  The Financial Statements (including any footnotes thereto) are true, complete and correct and present fairly the financial condition and the results of the operations of the applicable Seller for the period indicated thereon.  All reserves for contingent risks are appropriate and sufficient to cover all costs reasonably expected to be incurred from such risks.  The Financial Statements are consistent with the books and records of the applicable Seller (which books and records are correct and complete).

           (b)          The Year-End Financial Statements (including all footnotes thereto) are true and accurate, have been prepared from the books and records of each of the Sellers in accordance with generally accepted accounting principals in the United States of America applied on a consistent basis throughout the periods covered thereby and present fairly and accurately the financial position, results of operations and cash flow of the Sellers as of the dates of such statements and for the periods covered thereby.  The books of account of each of the Sellers have been kept accurately in all material respects in the ordinary course of business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of each of the Sellers have been properly recorded therein in all material respects all in accordance with past practice of each of the Sellers consistently applied.

          5.06     Interest Bearing Debt.  Set forth on Schedule 2.01 is a detailed debt schedule setting forth information regarding each Seller’s outstanding indebtedness for borrowed money (including overdrafts), letters of credit, installment purchase agreements, leases and other indebtedness as of the date hereof including outstanding principal amounts, accrued interest, interest rates, account and creditor information and applicable prepayment penalties.  Since the Balance Sheet Date, each of the Sellers have paid, discharged or satisfied all claims, liabilities and obligations in the ordinary and usual course of business and consistent with past practice.

          5.07     Real Property.

           (a)          Neither of the Sellers have ever owned, leased or otherwise occupied, had an interest in or operated any real property other than the Land.  The legal description and current use of each parcel of Land is attached hereto as Schedule 5.07.  One or both of the Sellers has good, valid fee simple title to each parcel of the Land, including all mineral rights thereto except as may be set forth in the Title Policies (hereinafter defined).  Except as set forth on Schedule 5.07:

              (i)          The Land is fully licensed, permitted and authorized for the operation of the business of each of the Sellers conducted thereon under all Laws relating to the protection of the environment, the Land and the conduct of such business thereon (including, without limitation, all zoning restrictions and land use requirements).

              (ii)         The Land is usable for its current uses and can be used by Buyer after the Closing for such uses without violating any Law or private restriction, and such uses are legal conforming uses.  There are no proceedings or amendments pending and brought by or threatened by any third party which would result in a change in the allowable uses of the Land or which would modify the right of Buyer to use the Land for its current uses.

              (iii)        There is public ingress and egress to and from each parcel of the Land and all public utilities required for the operation of the Land are installed and operational and all installation and connection charges have been paid in full.

              (iv)        Except as may be set forth in the Title Policies, no third parties have any rights to drill or explore for, collect, produce, mine, excavate, deliver or transport oil, gas, coal, or other minerals in, on, beneath, across, over, through, from or to any portion of the Land.

              (v)         None of the Sellers, Stockholder or the Land now is, or ever has been, involved in any litigation or administrative proceeding seeking to impose fines, penalties or other liabilities or seeking injunctive relief for violation of any applicable Laws relating to the environment.

(vi) No third party has a present or future right to possession of all or any part of the Land.

(vii) No portion of any improvements on any parcel of the Land encroach onto neighboring properties and no improvements from neighboring properties encroach onto any portion of the Land.

              (viii)      No portion of the Land contains any areas that could be characterized as disturbed, undisturbed or man made wetlands or as “waters of the United States” pursuant to any Applicable Laws or the procedural manuals of the Environmental Protection Agency, U.S. Army Corps of Engineers or the Texas Department of Environmental Protection, whether such characterization reflects current conditions or historic conditions which have been altered without the necessary permits or approvals.

              (ix)        There are no mechanics’ liens affecting the Land and no work has been performed thereon at the request of either of the Sellers within 120 days of the date hereof for which a mechanic’s lien could be filed.

(x) There are no levied or pending special assessments affecting all or any part of the Land and none is threatened.

(xi) There are no pending or threatened condemnation or eminent domain proceedings affecting all or any part of the Land.

          5.08     Personal Property.

           (a)          Attached as Schedule 5.08(a) is a complete and accurate list and a complete description as of the date hereof of all personal property of each of the Sellers including true and correct copies of leases for Equipment and other personal property, if any, used in the operation of the businesses of each of the Sellers.  All of the tangible assets, plants, materials handling equipment, machinery and other equipment of each of the Sellers are in good working order and repair, normal wear and tear excepted;

(b) At the Closing each of the Sellers will have good title to, or a valid leasehold interest in the Assets, free and clear of all Encumbrances;

           (c)          All leases set forth on Schedule 5.08(a) are in full force and effect and constitute valid and binding agreements of the parties thereto (and their successors) in accordance with their respective terms.  No default by either of the Sellers, or any other party to any of such leases, exists or would exist except for the passage of time or delivery of a notice or both; and

           (d)          All fixed assets used by each of the Sellers in the operation of the businesses of each of the Sellers are either owned by each of the Sellers or leased by the Sellers under an agreement indicated on Schedule 5.08(a).  The combined fixed assets of each of the Sellers (together with the real property assets) constitute all of the real and personal property necessary for the operation of such businesses both by each of the Sellers and by Buyer following the Closing and include all of the Permits, consents and other approvals necessary to operate such business both before and after Closing.

          5.09     Material Customers and Contracts.

           (a)          Schedule 5.09 (i) sets forth an accurate list of all customers representing 5% or more of either of the Seller’s revenues, on an individual basis, for each of the previous two fiscal years (the “Material Customers”), and (ii) sets forth an accurate list and briefly describes all material contracts, warranties, commitments, understandings, instruments and similar agreements and arrangements relating to the Assets to which either of the Sellers are currently a party or by which either of the Sellers or any of their properties are bound, each of which shall be deemed material (the “Listed Agreements”).  Prior to the Closing Date, each of the Sellers shall make available to U.S. Concrete and Buyer true, complete and correct copies of all the Listed Agreements.

           (b)          No Material Customer has canceled or substantially reduced or, to the knowledge of either of the Sellers or Stockholder, is threatening to cancel or substantially reduce its purchases of either of the Seller’s products or services, and (ii) each of the Sellers and any other party to the Listed Agreements are in compliance with all material commitments and obligations pertaining to such party under such agreements and is not, nor has such party been asserted to be, in default, violation or breach of any such Listed Agreement, and no event has occurred and is continuing that constitutes or with notice or the passage of time or both, would constitute a default, violation or breach under any such Listed Agreement.  The Listed Agreements are in full force and effect and constitute valid and binding agreements of each of the Sellers and the other parties thereto in accordance with their respective terms.

           (c)          Except as set forth in Schedule 5.09, neither of the Sellers, Stockholder nor any officer, employee, stockholder, director, representative or agent thereof is a party to any contract, arrangement, commitment or understanding among themselves or with any customer of either of the Sellers for the repurchase of products, sharing of fees, rebating of charges, bribes, kickbacks or other similar arrangements.

           (d)          Schedule 5.09 sets forth a summary of each outstanding bid or proposal by each of the Sellers that, if awarded to either of the Sellers, contemplates payments to either of the Sellers in excess of $10,000 and that is subject to acceptance or award by a third party.

           (e)          Schedule 5.09 sets forth a summary of each of the Sellers’ open jobs and a job cost schedule as of the Balance Sheet Date.  There has not been a decline in either of the Sellers’ gross profit percentage since the Balance Sheet Date.

          5.10     Permits.  Schedule 5.10 contains an accurate list, summary description and copies of all licenses, franchises, permits, approvals, certificates, transportation authorities and other governmental authorizations and intangible assets held by each of the Sellers that are material to the conduct of their businesses, including, without limitation, permits, licenses and operating authorizations, titles (including motor vehicle titles and current registrations), fuel permits, franchises, certificates, trademarks, trade names, patents, patent applications and copyrights owned or held by each of the Sellers (collectively, the “Permits”).  The Permits are valid, and neither of the Sellers have received any written notice that any Governmental Authority intends to cancel, terminate, suspend or change the terms of or not renew any such Permit.  The Permits are all the permits, licenses, operating authorizations, franchises, approvals, certificates, transportation authorities and other governmental authorizations and intangible assets that are required by Law for the operation of the businesses of each of the Sellers and the ownership of the Assets of each of the Sellers.  Each of the Sellers have conducted, and are currently conducting, their businesses in substantial compliance with the requirements, standards, criteria and conditions set forth in the Permits, as well as any applicable orders, approvals and variances related thereto, and are not in violation of any of the foregoing.  Except as specifically provided in Schedule 5.10, the transactions contemplated by this Agreement will not result in a default under, a breach or violation of, a termination of, or adversely affect the rights and benefits afforded to either of the Sellers by, any Permits.  None of the Permits require notice to, or the consent or approval of any Governmental Authority to the Closing or to the use of such Permit by Buyer after the Closing.

          5.11     Environmental Matters.  Except as set forth in Schedule 5.11, (a) each of the Sellers have complied with, and are currently in compliance with, all Environmental Laws, (b) each of the Sellers have obtained and complied with all necessary permits, licenses, authorizations and other approvals necessary to treat, transport, store, dispose of and otherwise handle Hazardous Substances and have reported, to the extent required by all Environmental Laws, all past and present sites owned or operated by either of the Sellers where Hazardous Substances have been treated, stored, disposed of or otherwise handled, (c) there have been no “releases” or threats of “releases” (as defined in any Environmental Laws) at, from, in, to, under or on any property currently or previously owned or operated by either of the Sellers, (d) there is no on-site or off-site location to which either of the Sellers have transported or disposed of Hazardous Substances or arranged for the transportation or disposal of Hazardous Substances which is or could be the subject of any federal, state, local or foreign enforcement action or any other investigation which could lead to any claim against U.S. Concrete, Buyer or any of their Affiliates for any clean-up cost, remedial work, damage to natural resources or personal injury, including, but not limited to, any claim under any Environmental Law, (e) neither of the Sellers have received any notice, claim, demand, warning, inquiry or request for information regarding any actual, threatened or potential action or liability under Environmental Laws or regarding any actual or threatened release of Hazardous Substances, and (f) neither of the Sellers have any contingent liabilities in connection with any release or disposal of any Hazardous Substance into the environment.  None of the past or present sites owned or operated by either of the Sellers is currently or has ever been designated as a treatment, storage and/or disposal facility, nor has any such facility ever applied for a permit, license, authorization or other approval designating it as a treatment, storage and/or disposal facility, under any Environmental Law.  Each of the Sellers have provided U.S. Concrete and Buyer with copies (or, if not available, accurate written summaries) of all environmental investigations, studies, audits, reviews and other analyses conducted by or on behalf, or which otherwise are in the possession, of either of the Sellers respecting any facility site or other property previously or presently owned or operated by either of the Sellers.

          5.12     Labor and Employee Relations; Employment Matters.

           (a)          Neither of the Sellers are bound by or subject to any arrangement with any labor union.  No employees of either of the Sellers are represented by any labor union or covered by any collective bargaining agreement, nor to either of the Seller’s or Stockholder’s knowledge, is any campaign to establish such representation in progress nor has there been any campaign to establish such representation within the last three years.  There is no pending or, to either of the Seller’s or Stockholder’s knowledge, threatened labor dispute involving either of the Sellers and any group of their employees, nor have either of the Sellers experienced any significant labor interruptions over the past five years.  Neither of the Sellers nor Stockholder have any knowledge of any significant issues or problems in connection with the relationship of either of the Sellers with their employees.  Each of the Sellers considers the relationship with their employees to be good.

           (b)          There is (i) no unfair labor practice charge or complaint pending or, to the knowledge of Stockholder or the Sellers, threatened against or otherwise affecting either of the Sellers, (ii) no action, suit, complaint, charge, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of either of the Sellers’ employees is pending or threatened against either of the Sellers, (iii) no grievance is pending or threatened against either of the Sellers, (iv) neither of the Sellers are a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices, (v) each of the Sellers are in compliance with and have complied with all applicable Laws, agreements, contracts and policies relating to employment, employment practices, wages, hours and terms and conditions of employment, (vi) each of the Sellers have paid in full to, or accrued in its financial books and records, all employees of each of the Sellers all wages, salaries, commissions, bonuses, benefits and other compensation due to such employees or otherwise arising under any policy, practice, agreement, plan, program, statute or other law and (vii) each of the Sellers is in compliance with its obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, and all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise.

           (c)          All employees of each of the Sellers are (i) citizens of the United States or (ii) not citizens of the United States, but, in accordance with the Immigration Reform and Control Act of 1986 (“IRCA”) and other applicable Laws are either (A) immigrants authorized to work in the United States or (B) nonimmigrants authorized to work in the United States for either of the Sellers in their specific jobs.

          5.13     Insurance.  Intentionally Omitted.

          5.14     Compensation; Employment Agreements.   Schedule 5.14 sets forth an accurate schedule of all officers, directors and employees of each of the Sellers, listing the rate of compensation (and the portions thereof attributable to salary, bonus, benefits and other compensation, respectively) of each of such persons as of the date hereof.  Attached to Schedule 5.14 are true, complete and correct copies of each employment or consulting agreement with any employee of either of the Sellers or Stockholder.  Except as set forth in Schedule 5.14, each employee of either Seller is an employee “at-will” and neither of the Sellers are a party to any agreement, nor have they established any plan, policy, practice or program, requiring them to make a payment or provide any other form of compensation or benefit or vesting rights to any officer, director, stockholder, member or employee of either of the Sellers or other Person performing services for either of the Sellers which would not be payable or provided in the absence of this Agreement or the consummation of the transactions contemplated hereby, including any employment agreement or similar arrangement containing a “golden” parachute payment or other similar provisions under Section 280G of the Code.

          5.15     Noncompetition, Confidentiality and Nonsolicitation Agreements; Employee Policies.  Schedule 5.15 sets forth all agreements containing covenants not to compete or solicit employees or to maintain the confidentiality of information to which either of the Sellers or Stockholder are bound or under which either of the Sellers or Stockholder have any rights or obligations.  Schedule 5.15 lists all employee manuals and all material policies, procedures and work-related rules that apply to any employee, director or officer of, or any other individual performing consulting or other independent contractor services for, each of the Sellers.  Each of the Sellers have provided U.S. Concrete with a copy of all such written policies and procedures and a written description of all such unwritten policies and procedures.

          5.16     Employee Benefit Plans.

           (a)          Schedule 5.16 sets forth an accurate schedule of each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all deferred compensation or retirement funding arrangements, whether formal or informal and whether legally binding or not, under which either of the Sellers or an ERISA Affiliate have any current or future obligation or liability or under which any present or former employee of either of the Sellers or an ERISA Affiliate, or such present or former employee’s dependents or beneficiaries, have any current or future right to benefits (each such plan and arrangement referred to hereinafter as a “Plan”), together with true and complete copies of such Plans, arrangements and any trusts related thereto, and classifications of employees covered thereby as of the Balance Sheet Date.  Except as set forth in Schedule 5.16, none of the Sellers or any ERISA Affiliate sponsors, maintain or contribute currently, or sponsored, maintained or contributed at any time during the preceding five years, to any plan, program, fund or arrangement that constitutes an employee pension benefit plan.  Each Plan may be terminated by one or more of the Sellers, or if applicable, by an ERISA Affiliate at any time without any liability, cost or expense, other than costs and expenses that are customary in connection with the termination of a Plan.  None of the Sellers or any ERISA Affiliate have any obligation to contribute to or accrue or pay any benefits under any deferred compensation or retirement funding arrangement on behalf of any employee or employees (such as, for example, and without limitation, any individual retirement account or annuity, retire medical benefits or “excess benefit play” (with the meaning of Section 3(36) of ERISA or any non-qualified deferred compensation arrangements)).  For purposes of this Agreement, the term “employee pension benefit plan” shall have the meaning given that term in Section 3(2) of ERISA, and the term “ERISA Affiliate” means any corporation or trade or business under common control with either of the Sellers as determined under Section 414(b), (c), (m) or (o) of the Code.  None of the Sellers or any ERISA Affiliate have sponsored, maintained or contributed to any Plan pursuant to the provisions of any collective bargaining agreement at any time during the preceding five years.

           (b)          Each Plan listed in Schedule 5.16 is in compliance in all material respects with the applicable provisions of ERISA, the Code and any other applicable Law.  Except as set forth in Schedule 5.16, with respect to each Plan of each of the Sellers and each ERISA Affiliate (other than a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA), all reports and other documents required under ERISA or other applicable Law to be filed with any Governmental Authority, including without limitation all Forms 5500, or required to be distributed to participants or beneficiaries, have been duly and timely filed or distributed.  True and complete copies of all such reports and other documents with respect to the past five years for each Plan have been provided to U.S. Concrete and Buyer.  No “accumulated funding deficiency” (as defined in Section 412(a) of the Code) with respect to any Plan has been incurred (without regard to any waiver granted under Section 412 of the Code), nor has any funding waiver from the Internal Revenue Service been received or requested.  Except as set forth in Schedule 5.16, each Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (a “Qualified Plan”) is, and has been during the period from its adoption to the date hereof, so qualified, both as to form and operation and all necessary approvals of Governmental Authorities, including a favorable determination as to the qualification under the Code of each of such Qualified Plans and each amendment thereto, have been timely obtained.  Except as set forth in Schedule 5.16, all accrued contribution obligations of each of the Sellers with respect to any Plan have either been fulfilled in their entirety or are fully reflected in the Financial Statements.

           (c)          No Plan has incurred or will incur, and neither either of the Sellers nor any ERISA Affiliate have incurred or will incur, with respect to any Plan, any liability for excise tax or penalty due to the Internal Revenue Service.  There have been no terminations, partial terminations or discontinuances of contributions to any Qualified Plan during the preceding five years without notice to and approval by the Internal Revenue Service and payment of all obligations and liabilities attributable to such Qualified Plan.

           (d)          Except as set forth in Schedule 5.16, none of the Sellers or any ERISA Affiliate have made any promises of retirement or other benefits to employees, except as set forth in the Plans, and none of the Sellers or any ERISA Affiliate maintain or have established any Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA that provides for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant’s termination of employment, except as may be required by Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and similar state Law provisions, and at the expense of the participant or the beneficiary of the participant, or retiree medical liabilities.  None of the Sellers or any ERISA Affiliate maintain, have e stablished or have ever participated in a multiple employer welfare benefit arrangement as described in Section 3(40)(A) of ERISA.  Except as set forth in Schedule 5.16, neither either of the Sellers nor any ERISA Affiliate have any current or future obligation or liability with respect to a Plan pursuant to the provisions of a collective bargaining agreement.

           (e)          None of the Sellers or any ERISA Affiliate have incurred, nor will they incur as a result of past activities, any material liability to the Pension Benefit Guaranty Corporation in connection with any Plan.  The assets of each Plan that are subject to Title IV of ERISA are sufficient to provide the benefits under such Plan, the payment of which the Pension Benefit Guaranty Corporation would guarantee if such Plan were terminated, and such assets are also sufficient to provide all other “benefits liabilities” (as defined in ERISA Section 4001(a)(16)) due under such Plan upon termination.

           (f)          No “reportable event” (as defined in Section 4043 of ERISA) has occurred and is continuing with respect to any Plan.  There are no pending, or to either of the Sellers’ or Stockholder’s knowledge, threatened claims, lawsuits or actions (other than routine claims for benefits in the ordinary course) asserted or instituted against, and none of the Sellers or any ERISA Affiliate has knowledge of any threatened litigation or claims against, the assets of any Plan or its related trust or against any fiduciary of a Plan with respect to the operation of such Plan.  To each of the Sellers’ and Stockholder’s knowledge, there are no investigations or audits of any Plan by any Governmental Authority currently pending and there have been no such investigations or audits that have been concluded that resulted in any liability to either of the Sellers or any ERISA Affiliate that has not been fully discharged.  None of the Sellers or any ERISA Affiliate has participated in any voluntary compliance or closing agreement programs established with respect to the form or operation of a Plan.

           (g)          None of the Sellers or any ERISA Affiliate have engaged in any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, in connection with any Plan for which exemption was not available.  Except as set forth in Schedule 5.16, none of the Sellers or any ERISA Affiliate are, or ever has been, a participant in or are obligated to make any payment to a multiemployer plan.  No Person or entity that was engaged by either of the Sellers or an ERISA Affiliate as an independent contractor within the last five years reasonably can or will be characterized or deemed to be an employee of either of the Sellers or an ERISA Affiliate under applicable Laws for any purpose whatsoever, including, without limitation, for purposes of federal, state and local income taxation, workers’ compensation and unemployment insurance and Plan eligibility.

          5.17     Litigation and Compliance with Law.  Except as set forth in Schedule 5.17, there are no claims, actions, suits or proceedings, pending or, to the knowledge of either of the Sellers or Stockholder, threatened against or affecting either of the Sellers or the Assets, at law or in equity, or before or by any Governmental Authority having jurisdiction over either of the Sellers or the Assets.  No written notice of any claim, action, suit or proceeding, whether pending or threatened, has been received by either of the Sellers and, to the knowledge of each of Stockholder and Sellers, there are no facts or circumstances existing which, with delivery of notice or passage of time or both would constitute such a claim, action, suit or proceeding.  Except to the extent set forth in Schedule 5.17, each of the Sellers have conducted and are conducting their businesses in compliance with all Laws applicable to each of the Sellers, their assets or the operation of their businesses.  Also listed on Schedule 5.17 are all other instances where either of the Sellers is a plaintiff or complaining or moving party, under any of the above types of proceedings.

          5.18     Taxes.  For purposes of this Agreement, the term “Taxes” shall mean all taxes, charges, fees, levies or other assessments including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, unemployment, occupation, use, service, service use, license, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the United States or any state, local or foreign government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties or additional amounts attributable to or imposed with respect to any such taxes, charges, fees, levies or other assessments.  No federal, state, local or other tax returns or reports filed by either of the Sellers or Stockholder (whether filed prior to, on or after the Closing Date) with respect to the businesses of Sellers or the Assets will result in any taxes, assessments, fees or other governmental charges upon the Assets, U.S. Concrete or Buyer, whether as a transferee of the Assets or otherwise.  All federal, state and local taxes due and payable with respect to the businesses of Sellers or the Assets have been paid, including, without limiting the generality of the foregoing, all federal, state and local income, sales, use, franchise, excise and property Taxes.

          5.19     Absence of Changes.  Since the Balance Sheet Date, except as set forth on Schedule 5.19, each Seller has conducted its operations in the ordinary course.

          5.20     Accounts Receivable.   Attached as Schedule 5.20 is a complete and accurate list of all accounts receivable of Sellers as of the date hereof, including receivables from and advances to employees of Company and Stockholder and any affiliated or related person or entity.  Also attached as Schedule 5.20 is an aging of all accounts receivable showing amounts due in 30 day aging categories.  Except to the extent reflected on Schedule 5.20, each account receivable is collectible in the full amount shown on Schedule 5.20.

          5.21     Absence of Certain Business Practices.  Neither of the Sellers, Stockholder nor any of their respective Affiliates has given or offered to give anything of value to any governmental official, political party or candidate for government office that was illegal to give or offer to give nor have any of them otherwise taken any action which would constitute a violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law.

          5.22     Competing Lines of Business; Related-Party Transactions.  Except as set forth in Schedule 5.22, neither Stockholder nor any other Affiliate of either of the Sellers owns, directly or indirectly, any interest in, or is an officer, director, employee or consultant of or otherwise receives remuneration from, any Competitive Business, lessor, lessee, customer or supplier of either of the Sellers.  Except as set forth in Schedule 5.22, no officer or director of either of the Sellers or Stockholder have, nor had any interest in any tangible or intangible assets or real or personal property used in or pertaining to the business of either of the Sellers.

          5.23     Intangible Property.  Schedule 5.23 sets forth an accurate list of all Intangible Property.  The Sellers own or possess, and the Assets include, sufficient legal rights to use all of such items without conflict with or infringement of the rights of others.

          5.24     Capital Expenditures.  Schedule 5.24 sets forth the total amount of capital expenditures currently budgeted or expected to be incurred by the Sellers in excess of $25,000 in the aggregate during the twelve (12) calendar months following the Closing Date.

          5.25     Not Used.

          5.26     Inventories.  Except as Schedule 5.26 sets forth:  (i) all inventories of each of the Sellers are merchantable and salable or usable in the ordinary course of business of each of the Sellers; and (ii) neither of the Sellers depend on any single vendor for its inventories, the loss of which could have a material adverse effect on the business or financial condition of either of the Sellers, or during the past five years has sustained a difficulty material to either of the Sellers in obtaining its inventories.

          5.27     Product Warranties.  Schedule 5.27 sets forth all the terms and conditions of all product or service warranties and guarantees given by each of the Sellers.  The aggregate amount of losses and expenses incurred by reason of allowances, customer dissatisfaction or liabilities arising under such warranties and guarantees did not exceed $25,000 during any of the five years ended December 31, 2004, and there has been no materially adverse change in that experience since said date.

          5.28     No Implied Representations.  Notwithstanding anything to the contrary contained in this Agreement, it is the express understanding of each of Stockholder and the Sellers that neither U.S. Concrete nor Buyer is making any representation or warranty whatsoever, express or implied, other than those representations and warranties of U.S. Concrete and Buyer expressly set forth in this Agreement.

          5.29     Disclosure.  Each of Stockholder and the Sellers have fully provided U.S. Concrete, Buyer or their representatives with all the information that U.S. Concrete and Buyer have requested in analyzing whether to consummate the transactions contemplated by this Agreement.  None of the information so provided nor any representation or warranty of Stockholder to U.S. Concrete or Buyer in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein, in light of the circumstances under which they were made, not misleading.  There is no fact known to either of the Sellers or Stockholder which has specific application to either of the Sellers (other than general economic or industry conditions) and which materially adversely affects or, so far as Stockholder can reasonably foresee, materially threatens, the business or financial condition of either of the Sellers which has not been described in the Agreement or the Schedules hereto or disclosed in writing to U.S. Concrete and Buyer.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF U.S. CONCRETE AND BUYER

          U.S. Concrete and Buyer, jointly and severally, represent and warrant to Sellers and Stockholder as follows:

          6.01     Organization.  U.S. Concrete is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and is duly authorized and qualified under all applicable Laws to carry on its businesses in the places and in the manner now conducted.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the state of Texas, and is duly authorized and qualified under all applicable Laws to carry on its business in the places and in the manner now conducted.  Each of U.S. Concrete and Buyer has the requisite power and authority to own, lease and operate its assets and properties and to carry on their businesses such business is currently being conducted.

          6.02     Authorization; Non-Contravention; Approvals.

           (a)          Each of U.S. Concrete and Buyer has the full legal right, power and authority to enter into this Agreement and the ancillary documents and agreements described herein and to consummate the transactions contemplated hereby.  All corporate proceedings on the part of U.S. Concrete and Buyer necessary to authorize the execution and delivery of this Agreement and the consummation by U.S. Concrete and Buyer of the transactions contemplated hereby has been taken.  This Agreement has been duly and validly executed and delivered by U.S. Concrete and Buyer and, assuming the due authorization, execution and delivery by each of the Sellers and Stockholder, constitutes valid and binding agreements of U.S. Concrete and Buyer, enforceable against U.S. Concrete and Buyer in accordance with its terms.

           (b)          The execution and delivery of this Agreement by U.S. Concrete and Buyer do not, and the consummation by U.S. Concrete and Buyer of the transactions contemplated hereby will not, violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under any of the terms, conditions or provisions of (i) the Certificate of Incorporation or By-Laws of U.S. Concrete or Buyer, (ii) any Law applicable to either U.S. Concrete or Buyer or any of their respective properties or assets or (iii) any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which U.S. Concrete or Buyer is now a party or by which either U.S. Concrete or Buyer or any of their respective properties or assets may be bound or affected.

           (c)          No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by U.S. Concrete and Buyer or the consummation by U.S. Concrete and Buyer of the transactions contemplated hereby.

ARTICLE VII
CERTAIN COVENANTS

          7.01     Access to Land and Records.  Between the date of this Agreement and the Closing Date, Stockholder will cause each Seller to afford to or obtain for the officers and authorized representatives of Buyer access to all of the Land (including, without limitation, for the purpose of performing all testing, inspections and other procedures considered desirable by Buyer), sites, books and records, at all reasonable times and upon reasonable notice and will furnish Buyer with such additional financial and operating data and other information as to the businesses of Sellers and the Assets as Buyer may from time to time reasonably request.  Buyer agrees to repair all damage, if any, caused by Buyer’s entry onto the Land prior to Closing.  Stockholder will cooperate, and will cause each Seller to cooperate, with Buyer, its representatives, engineers, auditors and counsel in the preparation of any documents or other materials which may be required in connection with any documents or materials required by any Governmental Authority.  Buyer will cause all information obtained in connection with the negotiation and performance of this Agreement to be treated as confidential.

          7.02     Future Cooperation.

           (a)          Each of the Sellers and U.S. Concrete shall deliver or cause to be delivered to the other following the Closing such additional instruments as the other may reasonably request for the purpose of fully carrying out this Agreement.  Stockholder will cooperate and use his commercially reasonable best efforts to have the present officers, directors and employees of each of the Sellers cooperate with U.S. Concrete and Buyer at and after the Closing in furnishing information, evidence, testimony and other assistance in connection with any actions, proceedings, arrangements or disputes of any nature with respect to matters pertaining to all periods prior to the Closing.  The party requesting cooperation, information or actions under this Section 7.02 shall reimburse the other party for all reasonable out-of-pocket costs and expenses paid or incurred in connection therewith, which costs and expenses shall not, however, include per diem charges for employees or allocations of overhead charges.

           (b)          Sellers and Stockholder each acknowledges and agrees that, from and after the Closing, Buyer shall be entitled to possession of all documents, books, records (including tax records), agreements and financial and operating data of any sort of Sellers related to the Assets; provided, however, that Buyer will give Sellers and Stockholder and their counsel, accountants and other authorized representatives reasonable access to the books and records of Sellers pertaining to periods prior to the Closing Date that they reasonably request, to the extent such books and records are in possession or control of Buyer at the time of such request.

           (c)          Between the Closing Date and the Adjustment Date, Sellers and Stockholder agree to forward to Buyer all accounts receivable received by Sellers after Closing, as soon as possible, but not less frequently than each Friday by check or electronic transfer.

          7.03     Expenses.  U.S. Concrete will pay the fees, expenses and disbursements of U.S. Concrete and its agents, representatives, accountants and counsel incurred in connection with the execution, delivery and performance of this Agreement and any amendments hereto. The Sellers will pay their fees, expenses and disbursements and those of their and each of the Sellers’ agents, representatives, financial advisors, accountants and counsel incurred in connection with the execution, delivery and performance of this Agreement and any amendments hereto and the consummation of the transactions contemplated hereby.  The Sellers will also pay any costs associated with business brokers or other advisors, if any, engaged by Stockholder or the Sellers.

          7.04     Consulting Agreement.  Concurrently with the Closing under this Agreement, Buyer shall enter into a mutually acceptable Consulting Agreement with David Bering.

          7.05     Release from Encumbrances.  The Sellers shall, on or before the Closing Date, take such actions as may be required to release or otherwise remove the Assets from all (if any) debts or other Encumbrances of either of the Sellers, including, without limitation, any blanket liens of either of the Sellers.

          7.06     Change of Sellers Names.  Within five business days after the Closing Date, each of the Sellers shall file with the Secretary of State of Texas an amendment to their Articles of Incorporation changing the names of each of the Sellers from their current names to a name or names not the same as, or confusingly similar to, their current names, and shall take such other actions and notify such other Governmental Authorities as may be necessary to effect such changes of each of the Sellers name.

          7.07     Certain Supplies.  At the time of Closing, the Sellers shall deliver to Buyer, and the Assets shall include, a supply of cement, aggregates, admixtures and fuel spread throughout the various ready-mixed concrete plants and (as applicable) the quarry located on each of the parcels of the Land in amounts consistent with the normal past operations of Sellers for the time of year in which the Closing occurs.

          7.08     Continuing Employees.  Concurrently with the Closing of this Agreement, Buyer shall offer employment (subject to Buyer’s standard hiring practices, including without limitation, drug screening) to those persons set forth on Schedule 7.08 employed by each of the Sellers on the date immediately prior to the Closing Date (the “Continuing Employees”).  All of the Continuing Employees, shall be employees of Buyer, at will, and the Buyer may terminate the employment of any of the Continuing Employees in its sole discretion, without liability or further obligation, at any time following the Closing for any reason whatsoever. Stockholder and Sellers will be responsible for all liabilities and obligations associated with (i) all accrued or earned salary, vacation and sick time of employees of either of the Sellers prior to Closing, and (ii) all prorated bonuses of employees of either of the Sellers for 2005 and all periods prior to Closing.  Sellers agree to pay on or before December 9, 2005, all accrued wages owed by Sellers to all employees of Sellers through December 4, 2005.

          7.09     Purchase of Stockholder’s Personal Hunting Property.  At the Closing, in addition to the Consideration, Buyer shall pay to Stockholder the sum of $20,000 as payment for all personal property and structures (excluding vehicles) owned by Stockholder and used in connection with deer hunting on the Chatfield parcel of the Land, including, without limitation, deer stands, fully equipped bunkhouse with walk-in cooler, deer blinds and feeders.  Stockholder represents that none of such assets are listed as assets of either Seller.

          7.10     Removal of Personal Property.  Buyer acknowledges that certain of the Excluded Assets are located in Stockholder’s office on the Desoto parcel of the Land.  Buyer agrees to allow Stockholder up to two weeks after the Closing Date to remove such Excluded Assets, such removal to be at Stockholder’s sole cost.

          7.11     Post-Closing Consents.  Sellers agree that if any consents by customers, suppliers, equipment lessors or other parties that are required to the assignments contemplated by this Agreement are not obtained prior to the Closing Date, that Sellers covenant and agree to obtain such consents after Closing, on the same terms and conditions that were in effect immediately prior to the Closing Date, within 30 days after Closing.

          7.12     Insurance.  Sellers covenant and agree to maintain in full force and effect all insurance and other arrangements relative to workers’ compensation currently in place until the final resolution of all pre-Closing workers’ compensation obligations.

          7.13     Transition.  Neither either of the Sellers nor Stockholder will take any action that is designed or intended to have the effect of discouraging any customer or business associate of Sellers from maintaining the same business relationships with Buyer after the Closing that it maintained with Sellers before the Closing. Each of the Sellers and Stockholder will refer all customer inquiries relating to the business of Sellers related to the Assets to Buyer from and after the Closing.  After the Closing Date, each of the Sellers and Stockholder each further agree that they shall support, reasonably assist Buyer in obtaining, and, if required, consent to all permits, permit applications, zoning and other approvals which are now needed, or shall become needed in the future, for the operation of the Assets  and shall not otherwise do anything to undermine the efforts of Buyer to obtain any of the above. Further, Stockholder agrees, for no additional consideration, to provide assistance to Buyer as requested by Buyer from time to time in order to allow for a smooth transition of the operation of the Assets from Sellers to Buyer (including assistance with customer relations).

ARTICLE VIII
CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

          The obligations of Buyer and U.S. Concrete hereunder are subject to the completion, satisfaction or, at their option, waiver, on or prior to the Closing Date, of the following conditions:

          8.01     Representations and Warranties.  The representations and warranties of Stockholder and Sellers contained in this Agreement shall be accurate on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date.

          8.02     Covenants.  Each and all of the terms, covenants and conditions of this Agreement to be complied with and performed by Stockholder and Sellers on or before the Closing Date shall have been duly complied with and performed.

          8.03     No Adverse Proceeding.  No action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit any of the transactions contemplated by this Agreement, and no governmental agency or body shall have taken any other action or made any request of Buyer as a result of which the management of Buyer deems it inadvisable to proceed with the transactions hereunder.

          8.04     Consents.  All necessary notices to, consents of and filings with any Governmental Authority or agency or other third party relating to the consummation of the Closing or the other transactions contemplated herein to be made or obtained by either of the Sellers or Stockholder shall have been obtained and made.

          8.05     Survey.  Buyer shall have obtained a survey or surveys of all or any parcel of the Land deemed necessary or desirable by Buyer or its lender and such surveys shall not disclose any material adverse matter and shall be otherwise acceptable to Buyer (and its lender, if required).

          8.06     Title Policy.

           (a)          The Title Company shall have agreed to issue one or more owners policies of title insurance relative to the Prosper, Mesquite, Midlothian, Chatfield and DeSoto parcels of the Land in an aggregate amount acceptable to Buyer and the Title Company with each of the Title Company’s standard printed exceptions deleted, insuring title to each specified parcel of the Land to be in Buyer subject only to the exceptions permitted by subsection (b) below (the “Title Policies”).

           (b)          The Title Policies shall insure the interest of Buyer in the Land to be free and clear of all encumbrances whatsoever except:  (i) zoning ordinances and regulations which do not, in Buyer’s judgment, adversely affect continued use of the Land for its current uses after the Closing; (ii) real estate taxes and assessments, both general and special, which are a lien but are not yet due and payable at the Closing Date; and (iii) easements, encumbrances, covenants, conditions, reservations and restrictions of record, if any, as have been approved in writing by Buyer.

          8.07     Transferability of Permits.  Buyer shall have determined, in its sole discretion, that as a result of this transaction, all licenses, permits and other approvals required for the operation of the Assets by Buyer after Closing have been transferred to Buyer, or can be so transferred without public hearing or other regulatory re-approval process.

          8.08     Environmental Review.  Buyer, through its authorized representatives, must have completed a review (including, without limitation, all testing, inspections and other procedures, review of existing files of, and discussions with, governmental agencies and officials having jurisdiction over Sellers, Stockholder or the Assets) of the environmental and land use practices, procedures, operations and activities of Sellers; the results of which review, without limiting the generality of the foregoing, reflects compliance with all Laws governing the operations of Sellers, discloses no actual or probable violations, compliance problems, required capital expenditures or other substantive environmental, land use or real estate related concerns and are otherwise satisfactory in all respects to Buyer in its sole discretion.

          8.09     Due Diligence Review.  Buyer shall have concluded its due diligence review of Sellers and the Assets (including, without limitation, the Schedules provided for by this Agreement and a study of the aggregates quarry) with results satisfactory to Buyer and U.S. Concrete (including its Board of Directors) in their sole discretion.

          8.10     Board Approval.  The Board of Directors of U.S. Concrete and each Seller shall have approved the transaction contemplated by this Agreement.

ARTICLE IX
INDEMNIFICATION

          9.01     Non-Assumption of Liabilities. Buyer shall not, by the execution and performance of this Agreement or otherwise, assume, become responsible for or incur any liability or obligation of any nature of either of the Sellers or Stockholder whether legal or equitable, matured or contingent, known or unknown, foreseen or unforeseen, ordinary or extraordinary, patent or latent, whether arising out of occurrences prior to, at or after the date of this Agreement, including, without limiting the generality of the foregoing, any liability or obligation arising out of or relating to:  (a) any occurrence or circumstance (whether known or unknown) which occurs or exists on or prior to the date of this Agreement and which constitutes, or which by the lapse of time or giving notice (or both) would constitute, a breach or default under any lease, contract, or other instrument or agreement (whether written or oral); (b) any injury to or death of any person or damage to or destruction of any property, whether based on negligence, breach of warranty, or any other theory; (c) a violation of the requirements of any Governmental Authority or of the rights of any third person, including, without limitation, any requirements relating to the reporting and payment of federal, state, local or other income, sales, use, franchise, excise or property tax liabilities of either of the Sellers or Stockholder; (d) an agreement or arrangement between either of the Sellers and the employees of either of the Sellers or Stockholder or any labor or collective bargaining unit representing any such employees; (e) any severance pay obligation of either of the Sellers or any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) or any other fringe benefit program maintained or sponsored by either of the Sellers or Stockholder or to which either of the Sellers or Stockholder contributes or any contributions, benefits or liabilities therefor or any liability for the withdrawal or partial withdrawal from or termination of any such plan or program by either of the Sellers or Stockholder; (f) the debts of either of the Sellers or Stockholder; (g) any litigation against either of the Sellers or Stockholder, whether or not listed on Schedule 5.17; (h) any liability, obligation, cost or expense related to the Excluded Assets or Retained Liabilities; and (i) any liability, obligation cost or expense related to the Land or any of the other Assets related to any time period prior to the Closing Date, including, without limitation, the environmental condition thereof.  Each of the Sellers and Stockholder each agree to indemnify U.S. Concrete, Buyer and their respective officers, directors, employees, stockholders, agents, representatives and Affiliates from and against all of the above liabilities and obligations in accordance with Section 9.03 below.

          9.02     Survival of Representations and Warranties.  The representations and warranties set forth in ARTICLE V and ARTICLE VI shall survive the Closing for a period of two years from the Closing Date (the “Expiration Date”), except that the representations and warranties set forth in Sections 5.03, 5.11, 5.16 and 5.18 hereof shall survive until such time as the applicable statute of limitations period has run, which shall be deemed to be the Expiration Date for Sections 5.03, 5.11, 5.16 and 5.18, as the case may be.  The respective parties shall remain liable after the Expiration Date for breaches of the representations and warranties set forth in ARTICLE V and ARTICLE VI, provided such breaches are asserted in good faith by notice in writing to the alleged breaching party prior to the Expiration Date.

          9.03     Indemnification by Stockholder and Sellers.  Subject to Section 9.07 and Section 9.08, Stockholder and each of the Sellers covenant and agree that they will jointly and severally indemnify, defend, protect and hold harmless U.S. Concrete, Buyer and their respective officers, directors, employees, stockholders, agents, representatives and Affiliates at all times from and after the date of this Agreement from and against all Losses incurred by any of such indemnified persons and entities whether asserted prior to, at or after the Closing, arising out of or resulting from any facts, circumstances or events occurring on or before the Closing Date relating to:  (a) until the Expiration Date any breach of the representations and warranties of Stockholder or either of the Sellers set forth herein or in the Schedules attached hereto or certificates delivered in connection herewith (it being understood that, notwithstanding anything to the contrary contained in this Agreement, to determine the amount of Losses arising from an inaccuracy or breach of a representation or warranty of Stockholder or either of the Sellers, such representation or warranty shall be read as if it were not qualified by materiality), (b) any breach or nonfulfillment of any covenant or agreement on the part of Stockholder or either of the Sellers under this Agreement, (c) all Taxes payable by either of the Sellers or Stockholder for all periods prior to and including the Closing Date, (d) all transfer and other Taxes arising from the transactions contemplated by this Agreement, (e) any violation of any Environmental Law by either of the Sellers or with respect to any Land or any other property currently or previously owned or leased by either of the Sellers, (f) any litigation, whether or not listed on Schedule 5.17, (g) any acts or omissions of either of the Sellers or its officers, directors, employees, agents, or Stockholder in connection with the operation of the businesses of either of the Sellers or the use, ownership or possession of any of the Assets prior to Closing, (h) lack of ownership of mineral rights or other title encumbrance to the Chatfield parcel of the Land that adversely affects Buyer’s ability to conduct quarry operations on all or any part of the Chatfield parcel of the Land after the Closing; or (i) failure of Sellers to hold and/or transfer to Buyer, on the Closing Date, any Permit or other operational consent that adversely affects Buyer’s ability to conduct quarry or ready-mixed concrete operations.

          9.04     Indemnification by U.S. Concrete.  Subject to Section 9.07 and Section 9.08, U.S. Concrete covenants and agrees that it will indemnify, defend, protect and hold harmless each Seller, Stockholder and their respective agents, representatives, Affiliates, beneficiaries and heirs and employees at all times from and after the date of this Agreement from and against all Losses incurred by any of such indemnified persons as a result of or arising from (a) until the Expiration Date, any breach of the representations and warranties of U.S. Concrete or Buyer set forth herein or in the Schedules attached hereto or certificates delivered in connection herewith or (b) any breach or nonfulfillment of any covenant or agreement on the part of U.S. Concrete or Buyer under this Agreement, or (c) any acts or omissions of Buyer or U.S. Concrete or its officers, directors, employees, or agents in connection with the post-Closing operation of the historic businesses of either of the Sellers or the use, ownership or possession of any of the Assets after the Closing.

          9.05     Third Person Claims.  Promptly after any party entitled to indemnification under Sections 3.03(c), 9.01, 9.03 or 9.04 hereof (hereinafter the “Indemnified Party”) has received notice of or has knowledge of any claim by a Person or entity not a party to this Agreement (“Third Person”), of the commencement of any action or proceeding by a Third Person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give to the party obligated to provide indemnification pursuant to Sections 3.03(c), 9.01, 9.03 or 9.04 hereof (hereinafter the “Indemnifying Party”) written notice of such claim or the commencement of such action or proceeding.  Such notice shall state the nature and the basis of such claim and a reasonable estimate of the amount thereof.  The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel reasonably acceptable to the Indemnified Party, any such matter so long as the Indemnifying Party pursues the same diligently and in good faith.  If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and in any settlement thereof.  Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control.  After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled, at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof.  The Indemnifying Party shall not settle any such Third Person claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, the Indemnified Party.  If the Indemnifying Party desires to accept a final and complete settlement of any such Third Person claim and the Indemnified Party refuses to consent to such settlement, then the Indemnifying Party’s liability under this Section with respect to such Third Person claim shall be limited to the amount so offered in settlement by said Third Person; provided, however, that notwithstanding the foregoing, the Indemnified Party shall be entitled to refuse to consent to any such proposed settlement and the Indemnifying Party’s liability hereunder shall not be limited by the amount of the proposed settlement if such settlement imposes any liability or obligation on, or does not provide for the complete release of, the Indemnified Party.  If, upon receiving notice, the Indemnifying Party does not timely undertake to defend such matter to which the Indemnified Party is entitled to indemnification hereunder, or fails diligently to pursue such defense, the Indemnified Party may undertake such defense through counsel of its choice, at the cost and expense of the Indemnifying Party, and the Indemnified Party may settle such matter, in its discretion, and the Indemnifying Party shall reimburse the Indemnified Party for the amount paid in such settlement and any other liabilities or expenses incurred by the Indemnified Party in connection therewith.

          9.06     Non-Third Person Claims.  In the event that any Indemnified Party asserts the existence of a claim giving rise to Losses (but excluding claims resulting from the assertion of liability by Third Persons), such party shall give written notice to the Indemnifying Party.  Such written notice shall state that it is being given pursuant to this Section 9.06, specify the nature and amount of the claim asserted, and indicate the date on which such assertion shall be deemed accepted and the amount of the claim deemed a valid claim (such date to be established in accordance with the next sentence).  If such Indemnifying Party, within 60 days after the mailing of notice by such Indemnified Party, shall not give written notice to such Indemnified Party announcing such Indemnifying Party’s intent to contest such assertion of such Indemnified Party, such assertion shall be deemed accepted and the amount of such claim shall be deemed a valid claim.  In the event, however, that such Indemnifying Party contests such assertion of a claim by giving such written notice to the Indemnified Party within said period, then the parties shall act in good faith to reach agreement regarding such claim.  If the parties cannot resolve such dispute after good faith negotiations with respect thereto within 60 days after the notice provided by the Indemnifying Party, such dispute shall be submitted to arbitration in accordance with the provisions of Section 12.11.  In the event that arbitration shall arise with respect to any such claim, the prevailing party shall be entitled to reimbursement of costs and expenses incurred in connection with such arbitration including reasonable attorneys’ fees.

          9.07     Indemnification Threshold.  Neither Stockholder and Sellers, on the one hand, nor U.S. Concrete and Buyer, on the other hand, shall be entitled to indemnification from the other under the provisions of Section 9.03(a) herein or Section 9.04(a) herein, as the case may be, until such time as, the aggregate amount of such obligations exceed $100,000, at which time the indemnification obligations shall be effective as to all amounts, excluding the initial $100,000.  Notwithstanding the foregoing, the limitations set forth in this Section 8.07 shall not apply to fraudulent misrepresentations nor to the representations and obligations set forth in Sections 5.03, 5.18 or 5.29 hereof.

          9.08     Indemnification Limitation.  Subject to Section 9.07, the aggregate indemnification obligation of Stockholder and Sellers under Section 9.03(a) herein and of U.S. Concrete and Buyer under Section 9.04(a) herein shall be limited to the amount of the Consideration without reduction for Interest Bearing Debt.  Notwithstanding the foregoing, the limitations set forth in this Section 9.08 shall not apply to fraudulent misrepresentations.

          9.09     Indemnification for Negligence of Indemnified Party.  THE RIGHTS TO INDEMNIFICATION UNDER THIS ARTICLE IX INCLUDE RIGHTS TO INDEMNIFICATION FOR THE RESULTS OF AN INDEMNIFIED PARTY’S ACTUAL OR ALLEGED NEGLIGENCE, IF SUCH INDEMNIFIED PARTY WOULD OTHERWISE BE ENTITLED TO INDEMNIFICATION HEREUNDER.

ARTICLE X
NONCOMPETITION COVENANTS

          10.01      Prohibited Activities.

              (a)          For no additional consideration, Stockholder and each of the Sellers will not for five years following the Closing Date (the “Noncompete Term”), directly or indirectly, for himself or itself, as the case may be, or on behalf of or in conjunction with any other Person, business or other entity of whatever nature:

                 (i)          engage, as an officer, director, shareholder, owner, investor, lender, partner, joint venturer, or in a managerial or advisory capacity, whether as an employee, independent contractor, consultant or advisor, or as a sales representative, dealer or distributor, in any Competitive Business within a radius of one hundred (100) air miles any plant or other operating facility in which either of the Sellers was engaged in business on the date immediately prior to the Closing Date (the “Territory”);

                 (ii)          call upon or otherwise solicit any person, who is, at that time, an employee or consultant of U.S. Concrete or any of its Affiliates, for the purpose or with the intent or effect of enticing such employee or consultant away from or out of the employ or contract with U.S. Concrete or any of its Affiliates;

                 (iii)          call upon or otherwise solicit any Person or entity which is, at that time, or which has been, within two years prior to that time, a customer of  either of the Sellers, U.S. Concrete or any of its Affiliates within the Territory for the purpose of soliciting or selling services or products in a Competitive Business within the Territory; or

                 (iv)          call upon or otherwise solicit any entity which either of the Sellers or U.S. Concrete has called on in connection with the possible acquisition by either of them of such entity or of which either of them has made an acquisition analysis, with the knowledge of that entity’s status as an acquisition candidate of U.S. Concrete, for the purpose of acquiring that entity or arranging the acquisition of that entity by any Person or entity other than U.S. Concrete.

              (b)          Notwithstanding the above, Section 10.01(a) shall not be deemed to prohibit Stockholder from acquiring, as a passive investor with no involvement in the operations of the business, not more than one percent of the capital stock of a Competitive Business whose stock is publicly traded on a national securities exchange, the NASDAQ National Market or over-the-counter.

          10.02      Equitable Relief.  Because of the difficulty of measuring economic losses to U.S. Concrete and Buyer as a result of a breach of the foregoing covenant, because a breach of such covenant would diminish the value of the assets, properties and business of each of the Sellers being sold pursuant to this Agreement, and because of the immediate and irreparable damage that would be caused to U.S. Concrete and Buyer for which they would have no other adequate remedy, since monetary damages alone may not be an adequate remedy, Stockholder and each Seller agrees that the foregoing covenant may be enforced against such individual or entity by, without limitation, injunctions, restraining orders and other equitable actions.

          10.03      Reasonable Restraint.  It is agreed by the parties hereto that the foregoing covenants in this ARTICLE X are necessary in terms of time, activity and territory to protect U.S. Concrete’s and Buyer’s interest in the assets, properties and business being acquired pursuant to the terms of this Agreement and impose a reasonable restraint on Stockholder and Sellers in light of the activities and business of U.S. Concrete on the date of the execution of this Agreement and the current plans of U.S. Concrete.

          10.04      Severability; Reformation.  The covenants in this ARTICLE X are severable and separate, and the unenforceability of any specific covenant shall not affect the continuing validity and enforceability of any other covenant.  In the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth in this ARTICLE X are unreasonable and therefore unenforceable, then it is the intention of the parties that such restrictions be enforced to the fullest extent which the court deems reasonable and this Agreement shall thereby be reformed.

          10.05      Material and Independent Covenant.  Each of the Sellers and Stockholder acknowledge that their agreements and the covenants set forth in this ARTICLE X are material conditions to U.S. Concrete’s and Buyer’s agreements to execute and deliver this Agreement and to consummate the transactions contemplated hereby and that U.S. Concrete and Buyer would not have entered into this Agreement without such covenants.  All of the covenants in this ARTICLE X shall be construed as an agreement independent of any other provision in this Agreement.  The existence of any claim or cause of action by Stockholder or Sellers against U.S. Concrete or Buyer, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by U.S. Concrete or Buyer of any of the covenants of this ARTICLE X.  It is specifically agreed that the time period Section 10.01 specifies will be computed in the case of Stockholder and each Seller by excluding from that computation any time during which Stockholder or either Seller is in violation of any provision of Section 10.01.  The covenants this ARTICLE IX contains will not be affected by any breach of any other provision hereof by any party hereto.

ARTICLE XI
NONDISCLOSURE OF CONFIDENTIAL INFORMATION

          11.01      General.  Stockholder recognizes and acknowledges that he had in the past, currently has, and in the future will have, access to certain confidential information relating to the business of each of the Sellers, Buyer and/or U.S. Concrete, including, without limitation, lists of customers, operational policies, and pricing and cost policies that are, and following the Closing will be, valuable, special and unique assets of U.S. Concrete and Buyer.  Stockholder agrees that he will not, directly or indirectly (through Sellers, any other Affiliate of Stockholder or otherwise), use or disclose such confidential information to any Person, firm, association or other entity for any purpose whatsoever, except as is required in the course of performing his duties, if any, to U.S. Concrete and/or Buyer, unless (a) such information becomes known to the public generally through no fault of Stockholder or his Affiliates, or (b) disclosure is required by Law, provided that prior to disclosing any information pursuant to this clause (b) the disclosing party shall give prior written notice thereof to U.S. Concrete and Buyer and provide U.S. Concrete with the opportunity to contest such disclosure.  In the event of a breach or threatened breach by Stockholder of the provisions of this Section, U.S. Concrete shall be entitled to an injunction restraining Stockholder from disclosing, in whole or in part, such confidential information.  Nothing herein shall be construed as prohibiting U.S. Concrete from pursuing any other available remedy for such breach or threatened breach, including, without limitation, the recovery of damages.

          11.02      Equitable Relief.  Because of the difficulty of measuring economic losses to U.S. Concrete and Buyer as a result of the breach of the foregoing covenant, because a breach of such covenant would diminish the value of the Assets being sold pursuant to this Agreement, and because of the immediate and irreparable damage that would be caused to U.S. Concrete and Buyer for which they would have no other adequate remedy, since monetary damages alone may not be an adequate remedy, Stockholder agrees that the foregoing covenants may be enforced against him, either of the Sellers or any other Affiliate by, without limitation, injunctions, restraining orders and other equitable actions.

ARTICLE XII
MISCELLANEOUS

          12.01      Successors and Assigns; Rights of Parties.  This Agreement and the rights of the parties hereunder may not be assigned (except by operation of Law) and shall be binding upon and shall inure to the benefit of the parties hereto, the successors of U.S. Concrete, Buyer and each of the Sellers, and the respective heirs and legal representatives of Stockholder.  Except as provided in Article IX or in this Section 12.01, nothing in this Agreement is intended or will be construed to confer upon or give any Person or entity other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

          12.02      Entire Agreement.  This Agreement (including the Schedules, exhibits and annexes attached hereto) and the documents delivered pursuant hereto constitute the entire agreement and understanding among Stockholder, each of the Sellers, Buyer and U.S. Concrete and supersede any prior agreement and understanding relating to the subject matter of this Agreement, including, without limitation, the Letter of Intent dated August 22, 2005, among Buyer, Stockholder and U.S. Concrete.  This Agreement may be modified or amended only by a written instrument executed by Stockholder, each of the Sellers, U.S. Concrete and Buyer, acting through their respective officers, duly authorized by their respective Boards of Directors.  Any right hereunder may be waived only by a written instrument executed by the party waiving such right.

          12.03      Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.  Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original.  At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.

          12.04      Brokers and Agents.  Each party hereto represents and warrants that it employed no other broker or agent in connection with the transactions contemplated by this Agreement.  Each party agrees to indemnify each other party against all loss, cost, damages or expense arising out of claims for fees or commissions of brokers employed or alleged to have been employed by such indemnifying party.

          12.05      Notices.  All notices and communications required or permitted hereunder shall be in writing and may be given by overnight courier service (which will be deemed given one business day after the date sent), by depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested (which will be deemed given three business days after deposit), or by delivering the same in person to an officer or agent of such party (which will be deemed given when actually received), as follows:

If to U.S. Concrete or Buyer, addressed to them at:

U.S. Concrete, Inc.
2925 Briarpark
Suite 1050
Houston, Texas 77042
Attn: Corporate Secretary

If to Stockholder, addressed as follows:

John D. Yowell, Jr.
2006 Woodway Dr.
Arlington, Texas 76017

If to either of the Sellers, addressed as follows:

c/o John D. Yowell, Jr.
2006 Woodway Dr.
Arlington, Texas 76017

In each case with a copy to (which shall not constitute notice):

Scott Damuth, Esq.
203 Colorado Blvd.
Dallas, Texas 75203
-or-
P.O. Box 223667
Dallas, Texas 75222

or such other address as any party hereto shall specify pursuant to this Section 12.05 from time to time.

          12.06      Exercise of Rights and Remedies; Remedies Cumulative.  Except as otherwise provided herein, no delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.  No right, remedy or election any term of this Agreement gives will be deemed exclusive, but each will be cumulative with all other rights, remedies and elections available at law or in equity.

          12.07      Reformation and Severability.  In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable, but so as to most nearly retain the intent of the parties, and if such modification is not possible, such provision shall be severed from this Agreement, and in either case, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

          12.08      Section Headings; Gender.  The Section headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.  Words of the masculine gender in this Agreement shall be deemed and construed to include correlative words of the feminine and neuter genders and words of the neuter gender shall be deemed and construed to include correlative words of the masculine and feminine genders.

          12.09      Interpretation.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in Section 1.01 and elsewhere in this Agreement include the plural as well as the singular and vice versa;

(b) all accounting terms not otherwise defined herein have the meanings ascribed to them in accordance with generally accepted accounting principles in the United States of America; and

(c) the words “herein,” “hereof,” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

          12.10      Governing Law.  This Agreement shall be construed in accordance with the laws of the State of Texas (except for its principles governing conflicts of laws).

          12.11      Dispute Resolution.

              (a)          Except with respect to injunctive relief as provided in Section 10.02 and Section 11.02 (which relief may be sought from any court or administrative agency with jurisdiction with respect thereto), any unresolved dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in accordance with the rules of the American Arbitration Association then in effect.  The arbitration shall be conducted by a retired judge employed by the Dallas, Texas office of J.A.M.S./Endispute, Inc. (“JAMS”).  The arbitration shall be held in JAMS’ Dallas, Texas office.

              (b)          The parties shall obtain from JAMS a list of the retired judges available to conduct the arbitration.  The parties shall use their reasonable efforts to agree upon a judge to conduct the arbitration.  If the parties cannot agree upon a judge to conduct the arbitration within 10 days after receipt of the list of available judges, the parties shall ask JAMS to provide the parties a list of three available judges (the “Judge List”).  Within five days after receipt of the Judge List, each party shall strike one of the names of the available judges from the Judge List and return a copy of such list to JAMS and the other party.  If two different judges are stricken from the Judge List, the remaining judge shall conduct the arbitration.  If only one judge is stricken from the Judge List, JAMS shall select a judge from the remaining two judges on the Judge List to conduct the arbitration.

              (c)          The arbitrator shall not have the authority to add to, detract from, or modify any provision hereof nor to award punitive damages to any injured party.  The arbitrator shall have the authority to order payment of damages, reimbursement of costs, including those incurred to enforce this Agreement, and interest thereon in the event the arbitrator determines that a material breach of this Agreement has occurred.  A decision by the arbitrator shall be final and binding.  Judgment may be entered on the arbitrator’s award in any court having jurisdiction.

[signature page follows]

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

U.S. CONCRETE, INC.

By:	/s/ Donald Wayne

Donald Wayne, Vice President and General Counsel

BEALL CONCRETE ENTERPRISES, LTD.

By:	Beall Management, Inc., a Texas Corporation, its general partner

By:	/s/ Donald Wayne

Name:	Donald Wayne
Title:	Vice President

GO-CRETE

By:	/s/ John D. Yowell, Jr.

John D. Yowell, Jr., President

SOUTH LOOP DEVELOPMENT CORPORATION

By:	/s/ John D. Yowell, Jr

John D. Yowell, Jr., President

STOCKHOLDER:

/s/ John D. Yowell, Jr

John D. Yowell, Jr.

Schedules*

Schedule 2.01	-	Interest Bearing Debt to be Assumed or Retired out of Closing proceeds; allocation of Consideration between Sellers

Schedule 3.02	-	Excluded Assets

Schedule 3.03	-	Assumed Liabilities; Worker’s Compensation Claims

Schedule 5.01	-	Articles of Incorporation; Bylaws

Schedule 5.02	-	Authorization; Non-Contravention; Approvals

Schedule 5.07	-	Legal Descriptions; Real Property Disclosure

Schedule 5.08(a)	-	Personal Property

Schedule 5.09	-	Material Customers and Contracts

Schedule 5.10	-	Permits

Schedule 5.11	-	Environmental Compliance

Schedule 5.14	-	Compensation; Employment Agreements

Schedule 5.15	-	Noncompetition Agreements

Schedule 5.16	-	Employee Benefit Plans

Schedule 5.17	-	Litigation

Schedule 5.19	-	Absence of Changes

Schedule 5.20	-	Accounts Receivable

Schedule 5.22	-	Competitive Business

Schedule 5.23	-	Intangible Property

Schedule 5.24	-	Capital Expenditures

Schedule 5.26	-	Inventories

Schedule 5.27	-	Product Warranties

Schedule 7.08	-	Continuing Employees

*	Pursuant to Item 601(b)(2) of Regulation S-K, the omitted Schedules listed above will be furnished to the Commission upon request.